July 26, 2005

Mail Stop 4561

Frank Galuppo
President, Chief Executive Officer and
Principal Financial and Accounting Officer
Amedia Networks, Inc.
2 Corbett Way
Eatontown, NJ 07724

Re:  	Amedia Networks, Inc.
	Registration Statement on Form S-2
      Filed July 1, 2005
      File No. 333-126351

Dear Mr. Galuppo:

      	This is to advise you that we have limited our review of the above registration statement to the matters addressed below.
No
further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Selling Stockholders, page 24
1. We note you disclose the selling shareholder information as of June 28, 2005, please revise so that the selling shareholder information is presented as of the effective date.
2. Further, please revise your disclosure on pages 25-26 to identify the natural persons who exercise the sole or shared voting or dispositive powers over securities offered by the non-natural person selling stockholders. For guidance, please refer to Exchange Act Rule 13d-3 and Interpretation I.60 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 manual.

Plan of Distribution, page 29
3. On page 30, you indicate that selling stockholders "may engage in
short sales against the box . . . ."  Since it is unclear as to whether you interpret the "box" to include these shares being offered for resale which are not yet registered, please refer to interpretation A.65 of the July 1997 manual of publicly available telephone interpretations and revise accordingly. Confirm to us that each of the selling security holders is aware of the referenced telephone interpretation. Finally, in your response letter, please tell us whether any of the selling shareholders have established material short positions and if so, provide your analysis concerning whether a description of those short positions is a material term of the plan of distribution that should be described to provide the information specified by Item 508 of Regulation S-K.

Part II
Exhibit 5.1 - Opinion of Counsel

4. In the fourth paragraph of your letter, you refer to this registration statement filed on Form SB-2. Since you filed this registration statement on Form S-2, please revise or advise.

						*  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Neil Miller at
(202)
551-3442.  If you need additional assistance you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.


							Sincerely,



							Anne H. Nguyen
					Special Counsel

cc:  	Lawrence Kallaur, Esq. (via facsimile)
	c/o Amedia Networks, Inc.
	Facsimile No. (732) 389-7541
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Mr. Frank Galuppo
Amedia Networks, Inc.
July 26, 2005
Page 1